Exhibit 99.1

Jupai Announces Issuance of New Shares to Julius Baer and SINA

SHANGHAI, China, December 30, 2015 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider in China, today announced that it has entered into a share purchase agreement with each of Julius Baer Investment Ltd. (“Julius Baer”), a wholly owned subsidiary of Julius Baer Group Limited (SIX:BAER), a leading Swiss private banking group, and SINA Hong Kong Limited (“SINA”), a wholly owned subsidiary of SINA Corporation (NASDAQ: SINA), a leading Chinese online media company.

As part of the agreement with Julius Baer, Jupai will issue to Julius Baer 9,591,000 ordinary shares (equivalent to 1,598,500 ADSs), which represents approximately 4.99% of the Company’s total outstanding share capital immediately upon the completion of the transaction, at $1.83 per share (equivalent to $11 per ADS). Under the agreement with SINA, the Company will issue to SINA, at the same price, 2,880,000 ordinary shares (equivalent to 480,000 ADSs) representing approximately 1.5% of the Company’s total outstanding share capital immediately after the completion of the transaction. SINA’s beneficial ownership in Jupai will be 11.35% immediately upon completion of the transaction.  The aggregate transaction value of this private placement is approximately $22.9 million. The private placement to Julius Baer and SINA is expected to close in January 2016.

Jianda Ni, the Co-Chairman of the Board of Directors and Chief Executive Officer of Jupai, commented, “Julius Baer is a global leading private wealth management bank with operations spanning many countries and regions. This investment is a strong endorsement of Jupai’s brand and management strength. We expect the cooperation between our two companies will further diversify Jupai’s product categories and add more overseas financial products to our existing product lines, allowing us to better meet the demand for overseas asset allocation among Jupai’s clients. In addition, Julius Baer’s valuable experience in the wealth management industry will help to further improve the expertise of Jupai’s financial advisors.”

Boris Collardi, CEO of Julius Baer said, “Given the importance of Asia as a key region for growth, Julius Baer has over the last 10 years built up its Asian business to become its second home market. Participating in Jupai’s private placement will provide Julius Baer with valuable insight into one of the most successful players in Chinese onshore wealth management and further strengthen our expertise in China, whilst providing Jupai access to our global investment know-how.”

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in other press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in the relevant industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Michelle Yuan
Deputy CFO
Jupai Holdings Limited

Phone: +86 (21) 6859 5055
Email: ir@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (21) 6230 5097
Email: Jupai-IR@thefootegroup.com